                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                              SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ____)*

                 Integrated Packaging Assembly Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)


                         Common Stock, No par value
--------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                457989-10-1
--------------------------------------------------------------------------------
                             (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)













                              Page 1 of 8 pages
SEC 1745 (2-95)

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                                      13G
CUSIP NO: 457989-10-1                                        PAGE 2 OF 8 PAGES

===============================================================================
    1                 NAME OF REPORTING PERSON
                      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
                        Frederick R. Adler
-------------------------------------------------------------------------------
    2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)___
                                                                        (b)_X_
-------------------------------------------------------------------------------
    3                 SEC USE ONLY
-------------------------------------------------------------------------------
    4                 CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States
===============================================================================
Number of                     SOLE VOTING POWER
Shares                 5      400,324 shares
Beneficially          ---------------------------------------------------------
Owned By Each                 SHARED VOTING POWER
Reporting              6      0 shares - But may be deemed to have shared
Person With                   power to vote a total of 1,289,123 shares by
                              reason of being a General Partner of each of the
                              Partnerships that serves as a General Partner of
                              Venad IV and Venad IV-A (each being a New York
                              Limited Partnership)and of Euro-America-I, L.P.
                              ("Euro-America") (a Cayman Islands B.W.I.
                              Limited Partnership), the General Partner of
                              1520 Partners Ltd. ("1520"), a Florida Limited
                              Partnership, and by reason of his spouse,
                              Catherine Adler, being trustee of two trusts,
                              each of which is the beneficial owner of shares
                              of the issuer.
                      ---------------------------------------------------------
                       7      SOLE DISPOSITIVE POWER
                              400,324 shares
                      ---------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER
                              0 shares - But may be deemed to have shared
                              power to dispose a total of 1,289,123 shares by
                              reason of being a General Partner of each of the
                              Partnerships that serves as the General Partner
                              of Venad IV, Venad IV-A and Euro-America, being
                              the General Partner of 1520 and by reason of his
                              spouse, Catherine Adler, being trustee of two
                              trusts.
===============================================================================
  9                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      400,324 shares, except that Mr. Adler may be deemed to
                      beneficially own a total of 1,289,123 additional shares
                      by reason of being a General Partner of each of the
                      Partnerships that serves as the General Partner of Venad
                      IV, VENAD IV-A and Euro-America, being the General
                      Partner of 1520 and by reason of his spouse, Catherine
                      Adler, being trustee of two trusts. Mr. Adler expressly
                      disclaims beneficial ownership of such additional
                      shares.
-------------------------------------------------------------------------------
  10                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                      CERTAIN SHARES*                                 /_X_/
-------------------------------------------------------------------------------
  11                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                      2.89%
-------------------------------------------------------------------------------
  12                  TYPE OF REPORTING PERSON*
                       IN
===============================================================================

                                      13G
CUSIP NO: 457989-10-1                                        PAGE 3 OF 8 PAGES

===============================================================================
    1                 NAME OF REPORTING PERSON
                      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
                      Euro-America-I, L.P. ("Euro-America")
-------------------------------------------------------------------------------
    2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                         (b)_X_
-------------------------------------------------------------------------------
    3                 SEC USE ONLY
-------------------------------------------------------------------------------
    4                 CITIZENSHIP OR PLACE OF ORGANIZATION
                       Cayman Islands B.W.I.
===============================================================================
Number of                     SOLE VOTING POWER
Shares                 5      732,180 shares - except that Frederick R. Adler,
Beneficially                  a General Partner of the General Partner of
Owned By Each                 Euro-America may be deemed to have shared power
Reporting                     to vote these shares.
Person With           ---------------------------------------------------------
                              SHARED VOTING POWER
                       6      0 shares  (see response to Row 5 above)
                      ---------------------------------------------------------
                              SOLE DISPOSITIVE POWER
                       7      732,180 shares - except that Frederick R. Adler,
                              a General Partner of the General Partner of
                              Euro-America may be deemed to have shared power
                              to dispose these shares.
                      ---------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER
                              0 shares  (See response to Row 7 above)
===============================================================================
  9                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      732,180 shares
-------------------------------------------------------------------------------
  10                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                      CERTAIN SHARES*                                    /___/
-------------------------------------------------------------------------------
  11                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                       5.28%
-------------------------------------------------------------------------------
  12                  TYPE OF REPORTING PERSON*
                        PN
===============================================================================

                               Page 4 of 8 Pages

Item 1 (a).                Name of Issuer:

                           Integrated Packaging Assembly Corporation (the "Company")

Item 1 (b).                Address of Issuer's Principal Executive Office:

                           2221 Oakland Road
                           San Jose, California 95131

Item 2 (a).                Name of Person Filing:

                           This statement is filed by Frederick R. Adler ("Mr. Adler") and Euro-America-I, L.P. ("Euro-America). Mr. Adler and Euro-America are sometimes collectively referred to as the "Reporting Persons".

                           The Reporting Persons may be deemed to be a "group" for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any other persons on whose behalf this Statement and the Agreement attached as Exhibit 1 hereto should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.

Item 2 (b).                Address of Principle Business Office or, if none,
                           Residence:

                           The address of the principal business office of Mr. Adler is c/o Adler & Company, 1520 South Ocean Boulevard, Palm Beach, FL 33480. The principal business office of Euro-America is c/o Midland Trust Corporation (Cayman) Limited, P.O. Box 1109, Grand Cayman, B.W.I.

Item 2(c).                 Citizenship:

                           Mr. Adler is a United States citizen. Euro-America is a Cayman Islands B.W.I. Limited Partnership.

Item 2 (d).                Title of Class of Securities:

                           Common Stock, no par value per share ("Common Stock")

Item 2(e).                 CUSIP Number:

                           457989-10-1

                               Page 5 of 8 Pages

Item 3.                    Description of Person Filing:

                           Not Applicable.

Item 4.                    Ownership:

                           The following information with respect to ownership of Common Stock of the Company by the persons filing this Statement is provided as of December 31, 1996, the last day of the year covered by this Statement.

                           (a)    Amount beneficially owned:
                                  See Row 9 of cover page for each Reporting
                                  Person.

                           (b)    Percent of class:
                                  See Row 11 of cover page for each
                                  Reporting Person.

                           (C)    Number of shares as to which such person has:

                                  (I)     Sole power to vote or to direct
                                          the vote: See Row 5 of cover page
                                          for each Reporting Person.

                                  (ii)    Shared power to vote or to direct
                                          the vote: See Row 6 of cover page
                                          for each Reporting Person.

                                  (iii)   Sole power to dispose or direct
                                          the disposition of: See Row 7 of
                                          cover page for each Reporting
                                          Person.

                                  (iv)    Shared power to dispose or direct
                                          the disposition of: See Row 8 of
                                          cover page for each Reporting
                                          Person.

Item 5.                    Ownership of Five Percent or Less of a Class:

                           If this Statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:

Item 6.                    Ownership of More than Five Percent on Behalf of
                           Another Person:

                           To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock owned by the Reporting Persons, respectively, except that Mr. Adler may be deemed to have such rights and powers with respect to the shares beneficially owned by Venad IV, Venad IV-A, Euro-America, 1520 and Mr. Adler's spouse, Catherine Adler by reason of his being a General Partner (or General Partner of a General Partner) of the General Partner of Venad IV, Venad IV-A, Euro- America and 1520 and by reason of Mrs. Adler being trustee of two trusts.

                               Page 6 of 8 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Frederick R. Adler is Managing General Partner of Adler Group, a General Partner of Euro-America. Euro-America is a Cayman Islands B.W.I. Limited Partnership.

                  The Reporting Persons may be deemed to be a "group" for the purposes of Sections 13(d) and 13 (g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any of the other persons on whose behalf this Statement is filed constitutes a "group". The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  Not applicable.

                               Page 7 of 8 Pages


                                   SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


February 14, 1997


                             -----------------------------------------------
                             Frederick R. Adler, in his individual capacity, and in his capacity as a General Partner of a General Partner of Euro-America

                               Page 8 of 8 Pages                      EXHIBIT 1

                            AGREEMENT TO FILE JOINT
                           STATEMENT ON SCHEDULE 13G

         AGREEMENT, this 14th day of February, 1997, by and among Euro-America-I, L.P. ("Euro-America"), a Cayman Islands B.W.I. Limited Partnership and Frederick R. Adler ("Mr. Adler") on behalf of himself and as a General Partner of a Partnership that serves as the General Partner of Euro-America.

         WHEREAS, the Common Stock has been registered by Integrated Packaging Assembly Corporation under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act");

         WHEREAS, pursuant to Rule 13d-1 under the Act, any person who holds more than five percent (5%) of such a class of registered equity securities as of the end of any calendar year is permitted to file with the Securities and Exchange Commission a statement on Schedule 13G in certain circumstances; and

         WHEREAS, Rule 13d-1 (f) under the law provides that whenever two or more persons are permitted to file a statement on Schedule 13G with respect to the same securities, only one such statement need be filed, provided such persons agree in writing that such statement is filed on behalf of each of them.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereby agree as follows:

         EURO-AMERICA AND MR. ADLER hereby agree, in accordance with Rule 13d-1 (f) under the Act, to file the statement on Schedule 13G (the "Statement") with respect to the Common Stock beneficially owned or that may be deemed to be beneficially owned by each of them pursuant to Sections 13(d) and 13(g) of the Act and the rules thereunder.

         EURO-AMERICA AND MR. ADLER hereby agree that this Statement shall be filed on behalf of each of them and that a copy of this Agreement shall be filed as an Exhibit thereto in accordance with Rule 13d-(f) (iii) under the Act.

         This Agreement and the filing of the Statement shall not be construed to be an admission that Euro-America and Mr. Adler are members of a "group" pursuant to Sections 13(d) and 13 (g) of the Act and the rules thereunder consisting of one or more such persons.

         IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be signed on their behalf by their duly authorized representatives as of the date first written above.




                              -----------------------------------------------
                              Frederick R. Adler, in his individual capacity, and in his capacity as a General Partner of a General Partner of Euro-America-I, L.P.